Exhibit 99.1

ASIA SPECIAL SITUATION ACQUISITION CORP. ANNOUNCES ENTRY INTO TERM
SHEET WITH VICTORY PARK

GRAND CAYMAN, Cayman Islands January 13, 2010 – Asia Special Situation Acquisition Corp. (AMEX:CIO) (“ASSAC”) announced today that it has entered into a term sheet with Victory Park Capital Advisors, LLC (“Victory Park”), pursuant to which funds managed by Victory Park or other purchasers acceptable to Victory Park and ASSAC may purchase up to an aggregate of 7.5 million shares of ASSAC’s ordinary shares from third parties prior to ASSAC’s Extraordinary General Meeting of Shareholders. Victory Park is not an affiliate of ASSAC, its officers and directors and/or their respective affiliates, or Amalphis Group, Inc., the Stillwater Funds, the Wimbledon Funds or Northstar Group Holdings Ltd., ASSAC’s targets in connection with its proposed business combination (the “Target Entities”), or their officers and directors and/or their respective affiliates. It is anticipated that Victory Park will effect purchases of ASSAC ordinary shares through independent, privately negotiated transactions with third parties who are institutions or other sophisticated investors that have voted against or indicated an intention to vote against the proposed acquisitions of the Target Entities by ASSAC or its acquisition subsidiaries (the “Acquisitions”), which Acquisitions are described in the various agreements and plans of Acquisitions, exchange agreements and asset purchase agreements, all dated as of December 31, 2009 and described in ASSAC’s Form 6-K filed with the Securities and Exchange Commission on January 7, 2010.

Pursuant to the term sheet with Victory Park, it is expected that ASSAC will pay Victory Park a fee of 1.0% of the total purchase price of all shares of ASSAC’s ordinary shares purchased by Victory Park from third parties. In connection with the purchases of ordinary shares by Victory Park, Victory Park and ASSAC expect to enter into a stock purchase agreement, pursuant to which ASSAC will agree to purchase such ordinary shares from Victory Park at a price equal to the aggregate purchase price paid by Victory Park for such shares plus the 1.0% fee described above. No funds other than those payable to Victory Park or redeeming shareholders may be released from the trust account containing the net proceeds of ASSAC’s initial public offering following the consummation of the Acquisitions until ASSAC has arranged for the payment in full of the amount due Victory Park. Such purchases, if made, would increase the likelihood that holders of a majority of shares of ASSAC’s ordinary shares will vote in favor of the Acquisitions and that holders of less than 34.99% of ASSAC’s ordinary shares will vote against the Acquisitions and seek redemption of their ASSAC ordinary shares into cash in accordance with ASSAC’s amended and restated memorandum and articles of association.

About Asia Special Situation Acquisition Corp.

Asia Special Situation Acquisition Corp is a special purpose acquisition company formed in 2007 originally for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or assets that is either located in Asia (which, for this purpose includes Australia), provides products or services to consumers located in Asia or invests in Asia.  Although, as will be described in our Proxy Statement, we have made concerted efforts to acquire one or more businesses located in or providing products or services to customers located Asia, our board of directors has determined that the transactions described above will provide more significant benefits to our shareholders and are recommending that they approve these transaction notwithstanding our original acquisition focus.  The Company’s initial public offering (“IPO”) of units was consummated on January 23, 2008, raising net proceeds of approximately $115.0 million (which includes the proceeds of a private placement of 5,725,000 warrants for $5.725 million to its sponsor), of which $115.0 million of net proceeds was placed in a trust account immediately following the IPO. Each unit was sold to the public at $10.00, and is composed of one share of Company ordinary share and one warrant with an exercise price of $7.50.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding ASSAC, the Acquisitions and ASSAC’s business after completion of the proposed Acquisitions. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, which are based upon the current beliefs and expectations of the management of ASSAC, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the Forward-Looking Statements: (i) ASSAC’s ability to complete its proposed business combination with the target companies or assets within the specified time limits; (ii) officers and directors allocating their time to other businesses or potentially having conflicts of interest with ASSAC’s Target Entities or in approving the Acquisitions; (iii) success in retaining or recruiting, or changes required in, ASSAC’s officers, key employees or directors following the Acquisitions; (iv) the potential liquidity and trading of ASSAC’s public securities; (iv) ASSAC’s revenues and operating performance; (vi) changes in overall economic conditions; (vii) anticipated business development activities of the ASSAC following consummation of the Acquisitions described above; (viii) risks and costs associated with regulation of corporate governance and disclosure standards (including pursuant to Section 404 of the Sarbanes-Oxley Act of 2002); and (ix) other relevant risks detailed in ASSAC’s filings with the SEC and those factors that will be listed in the Proxy Statement under “Risk Factors”.  The information set forth herein should be read in light of such risks. Neither the Company nor any Target Entities ASSAC intends to acquire assumes any obligation to update the information contained in this release.

Additional Information and Where to Find It

This press release is being made pursuant to and in compliance with Rules 145, 165 and 425 of the Securities Act of 1933, as amended, and does not constitute an offer of any securities for sale or a solicitation of an offer to buy any securities. On January 7, 2010, the Company filed with the Securities and Exchange Commission (“SEC”) a Form 6-K which included as an exhibit the definitive proxy statement mailed on January 8, 2010, to our shareholders of record as of January 4, 2010 (the “Proxy Statement”).  ASSAC, the Target Entities and funds it intends to acquire and their respective directors and officers may be deemed to be participants in the solicitation of proxies with respect to the Extraordinary General Meeting of Shareholders to be held to approve the Acquisitions and more fully described in the Proxy Statement.  The underwriters of the Company’s initial public offering and other investment bankers or advisors we engage (the “Advisors”) may provide assistance to ASSAC, the Target Entities and their investment or portfolio managers and their respective directors and executive officers, and may be deemed to be participants in the solicitation of proxies. A substantial portion of the underwriters’ fees relating to ASSAC’s initial public offering were deferred pending shareholder approval of ASSAC’s initial business combination, and shareholders are advised that the underwriters and such other Advisors have a financial interest in the successful outcome of the proxy solicitation.  The Company’s shareholders are advised to read the Proxy Statement and other documents filed with the SEC in connection with the solicitation of proxies for the Extraordinary General Meeting of Shareholders because these documents contain important information about ASSAC, the Target Entities and the Acquisitions. The Proxy Statement can also be obtained, without charge, at the SEC’s website at http://www.sec.gov.

Contacts:
Richard Stern
Stern & Co.
212 888-0044
richstern@sternco.com